SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934


                              COMCAST CORPORATION
                               [GRAPHIC OMITTED]


(Mark One):

X    ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934.
     For the fiscal year ended December 31, 1994.

                                       OR

     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
     For the transition from _________ to ________

Commission file number 0-6983

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     THE STORER COMMUNICATIONS RETIREMENT SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Comcast Corporation
                  1500 Market Street
                  Philadelphia, PA 19102

                                    STORER COMMUNICATIONS
                                    RETIREMENT SAVINGS PLAN

                                   Financial Statements as of December 31, 1994 and 1993 and for each of the Three Years in the Period Ended December 31, 1994; Supplemental Schedules as of and for the Year Ended December 31, 1994; and Independent Auditors' Report

STORER COMMUNICATIONS RETIREMENT SAVINGS PLAN
TABLE OF CONTENTS

                                                                                                      Page
INDEPENDENT AUDITORS' REPORT                                                                             1

FINANCIAL STATEMENTS:

     Statement of Net Assets Available for Plan Benefits as of
         December 31, 1994 and 1993                                                                      2

     Statement of Changes in Net Assets Available for Plan Benefits for the
         Years Ended December 31, 1994, 1993 and 1992                                                  3-5

     Notes to Financial Statements                                                                    6-10

SUPPLEMENTAL SCHEDULES:

     Item 27a - Schedule of Assets Held for Investment Purposes as of
         December 31, 1994                                                                              11

     Item 27d - Schedule of Reportable Transactions for the
         Year Ended December 31, 1994                                                                   12

INDEPENDENT AUDITORS' REPORT

Plan Administrator
Storer Communications Retirement Savings Plan
Philadelphia, Pennsylvania

We have audited the accompanying statement of net assets available for plan benefits of the Storer Communications Retirement Savings Plan (the "Plan") as of December 31, 1994 and 1993, and the related statement of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Storer Communications Retirement Savings Plan as of December 31, 1994 and 1993, and the related changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules on pages 11 and 12 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund and supplemental schedules are the responsibility of the Plan's management. The supplemental information by fund and supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
June 7, 1995

STORER COMMUNICATIONS RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1994 AND 1993

                                                            Supplemental Information by Fund

                                                                     Retirement
                                            Fidelity     Fidelity    Government    Fidelity      Total   Participant
                                Comcast     Magellan     Balanced   Money Market  U.S. Equity Investment    Loan
                              Stock Fund      Fund         Fund         Fund      Index Fund     Funds      Fund         Total

DECEMBER 31, 1994

ASSETS
   Investments - at
     market value              $1,013,628   $2,610,804   $1,100,772   $3,769,435   $702,235   $9,196,874   $          $9,196,874
   Loans receivable
     from participants                                                                                      462,080      462,080
                                 --------   ----------   ----------   ----------   --------   ----------   --------   ----------

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS           $1,013,628   $2,610,804   $1,100,772   $3,769,435   $702,235   $9,196,874   $462,080   $9,658,954
                               ==========   ==========   ==========   ==========   ========   ==========   ========   ==========

DECEMBER 31, 1993

ASSETS
   Investments - at
     market value                $915,169   $2,262,575   $1,337,914   $3,445,407   $597,792   $8,558,857   $          $8,558,857
   Loans receivable
     from participants                                                                                      380,951      380,951
                                 --------   ----------   ----------   ----------   --------   ----------   --------   ----------

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS             $915,169   $2,262,575   $1,337,914   $3,445,407   $597,792   $8,558,857   $380,951   $8,939,808
                                 ========   ==========   ==========   ==========   ========   ==========   ========   ==========


See notes to financial statements.

STORER COMMUNICATIONS RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 1994

                                                                   Supplemental Information by Fund
                                                                        Retirement
                                               Fidelity     Fidelity    Government    Fidelity      Total   Participant
                                   Comcast     Magellan     Balanced   Money Market  U.S. Equity Investment    Loan
                                 Stock Fund      Fund         Fund         Fund      Index Fund     Funds      Fund       Total
NET ASSETS AVAILABLE FOR
   PLAN BENEFITS,
   BEGINNING OF YEAR               $915,169   $2,262,575   $1,337,914   $3,445,407   $597,792   $8,558,857   $380,951   $8,939,808
ADDITIONS
   Contributions:
     Employer                       108,810      223,228      108,240      273,230     60,763      774,271                 774,271
     Employee                       191,118      462,969      231,957      505,715    129,440    1,521,199               1,521,199
   Investment income - interest
     and dividends                  169,317       96,986       34,997      115,825     21,418      438,543                 438,543
   Interest on employee loans         2,051        6,309        2,866       12,208      1,491       24,925                  24,925
   Interfund transfers              240,617       49,483     (103,751)    (203,096)    16,747
   Realized gains and net
     (decrease) increase
     in unrealized appreciation
     in value of investments       (554,638)    (142,324)     (95,905)       4,642    (13,064)    (801,289)               (801,289)
   Loan repayments - principal       12,708       33,859       18,192       75,483     10,390      150,632   (150,632)
                                 ----------   ----------   ----------   ----------   --------   ----------   --------   ----------
                                    169,983      730,510      196,596      784,007    227,185    2,108,281   (150,632)   1,957,649
                                 ----------   ----------   ----------   ----------   --------   ----------   --------   ----------
DEDUCTIONS
   Payments to participants or
     beneficiaries                   74,195      290,759      391,344      386,981     95,224    1,238,503               1,238,503
   Loan withdrawals                  16,487       59,534       28,281      109,302     18,157      231,761   (231,761)
   Forfeited amounts (credits)       14,139       18,356        7,554      (45,831)     5,782
   Transfers (in) out               (33,297)      13,632        6,559        9,527      3,579
                                 ----------   ----------   ----------   ----------   --------   ----------   --------   ----------
                                     71,524      382,281      433,738      459,979    122,742    1,470,264   (231,761)   1,238,503
                                 ----------   ----------   ----------   ----------   --------   ----------   --------   ----------
NET ADDITIONS (DEDUCTIONS)           98,459      348,229     (237,142)     324,028    104,443      638,017     81,129      719,146
                                 ----------   ----------   ----------   ----------   --------   ----------   --------   ----------
NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, END OF YEAR         $1,013,628   $2,610,804   $1,100,772   $3,769,435   $702,235   $9,196,874   $462,080   $9,658,954
                                 ==========   ==========   ==========   ==========   ========   ==========   ========   ==========

See notes to financial statements.

STORER COMMUNICATIONS RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 1993

                                                               Supplemental Information by Fund
                                                                       Retirement
                                              Fidelity     Fidelity    Government    Fidelity     Total     Participant
                                  Comcast     Magellan     Balanced   Money Market  U.S. Equity Investment      Loan
                                 Stock Fund     Fund         Fund         Fund      Index Fund     Funds        Fund         Total
NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   BEGINNING OF YEAR               $          $1,200,144     $694,464   $3,492,206   $382,976   $5,769,790   $173,184   $5,942,974

ADDITIONS
   Contributions:
     Employer                       295,021      210,104      126,703      352,469     76,268    1,060,565               1,060,565
     Employee                       105,039      429,616      298,816      666,559    160,853    1,660,883               1,660,883
   Investment income - interest
     and dividends                    2,326      194,416      111,865       99,496     21,996      430,099                 430,099
   Interest on employee loans           486        3,775        2,243        9,064        897       16,465                  16,465
   Interfund transfers              231,888      245,221      167,523     (635,353)    (9,279)
   Realized gains and net
     increase in unrealized
     appreciation in value
     of investments                 316,080      163,859       62,638                  27,273      569,850                 569,850
   Loan repayments - principal        3,882       20,011       41,702       58,264      5,366      129,225   (129,225)
                                   --------   ----------   ----------   ----------   --------   ----------   --------   ----------
                                    954,722    1,267,002      811,490      550,499    283,374    3,867,087   (129,225)   3,737,862
                                   --------   ----------   ----------   ----------   --------   ----------   --------   ----------

DEDUCTIONS
   Payments to participants
     or beneficiaries                40,225      128,005      121,736      378,879     55,313      724,158                 724,158
   Loan withdrawals                   7,704       72,663       42,836      194,147     19,642      336,992   (336,992)
   Forfeited amounts (credits)        2,921        3,472        3,468      (11,296)     1,435
   Transfers (in) out               (11,297)         431                    35,568     (7,832)      16,870                  16,870
                                   --------   ----------   ----------   ----------   --------   ----------   --------   ----------
                                     39,553      204,571      168,040      597,298     68,558    1,078,020   (336,992)     741,028
                                   --------   ----------   ----------   ----------   --------   ----------   --------   ----------

NET ADDITIONS (DEDUCTIONS)          915,169    1,062,431      643,450      (46,799)   214,816    2,789,067    207,767    2,996,834
                                   --------   ----------   ----------   ----------   --------   ----------   --------   ----------

NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, END OF YEAR           $915,169   $2,262,575   $1,337,914   $3,445,407   $597,792   $8,558,857   $380,951   $8,939,808
                                   ========   ==========   ==========   ==========   ========   ==========   ========   ==========

See notes to financial statements.

STORER COMMUNICATIONS RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 1992

                                                                       Supplemental Information by Fund

                                                                      Retirement
                                             Fidelity     Fidelity    Government    Fidelity      Total     Participant
                                             Magellan     Balanced   Money Market  U.S. Equity Investment      Loan
                                               Fund         Fund         Fund      Index Fund     Funds        Fund         Total

NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, BEGINNING OF YEAR                 $891,762    $404,162   $5,459,352    $258,222   $7,013,498    $          $7,013,498

ADDITIONS
   Contributions:
     Employer                                   207,298     130,346      388,810      76,530      802,984                  802,984
     Employee                                   569,579     350,335      976,493     193,439    2,089,846                2,089,846
   Investment income - interest and
     dividends                                  186,106      74,563      189,846      11,973      462,488                  462,488
   Interest on employee loans                     1,249       1,659        6,552         283        9,743                    9,743
   Interfund transfers                          376,264     260,825     (779,951)    142,862
   Realized gains and net (decrease)
     increase in unrealized appreciation
     in value of investments                    (72,827)    (19,044)                  28,738      (63,133)                 (63,133)
   Loan repayments - principal                    8,243       5,825       25,979       1,424       41,471     (41,471)
                                             ----------    --------   ----------    --------   ----------    --------   ----------
                                              1,275,912     804,509      807,729     455,249    3,343,399     (41,471)   3,301,928
                                             ----------    --------   ----------    --------   ----------    --------   ----------

DEDUCTIONS
   Payments to participants or
     beneficiaries                              102,336      46,038      413,789      26,850      589,013       3,848      592,861
   Loan withdrawals                              57,872      23,893      230,945      14,985      327,695    (327,695)
   Forfeited amounts (credits)                    9,688       3,570      (16,660)      3,402
   Transfers out                                797,634     440,706    2,146,801     285,258    3,670,399     109,192    3,779,591
                                             ----------    --------   ----------    --------   ----------    --------   ----------
                                                967,530     514,207    2,774,875     330,495    4,587,107    (214,655)   4,372,452
                                             ----------    --------   ----------    --------   ----------    --------   ----------
NET ADDITIONS (DEDUCTIONS)                      308,382     290,302   (1,967,146)    124,754   (1,243,708)    173,184   (1,070,524)
                                             ----------    --------   ----------    --------   ----------    --------   ----------
NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, END OF YEAR                     $1,200,144    $694,464   $3,492,206    $382,976   $5,769,790    $173,184   $5,942,974
                                             ==========    ========   ==========    ========   ==========    ========   ==========

See notes to financial statements.

STORER COMMUNICATIONS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992


1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       The financial statements of the Storer Communications Retirement Savings Plan (the "Plan") are presented using the accrual basis of accounting. Investments are carried at market value. Market value is determined by the last sales or closing price as of the last trading day of the Plan year for investments in securities traded on a matured securities exchange or the NASDAQ National Market System. Changes in investment market values are reflected as unrealized appreciation or depreciation in the financial statements of the Plan during each corresponding Plan year, while net realized gains and losses associated with the disposition of investments are recorded as of the trade date and calculated based on market values as of such date. Employee and employer contributions are recorded in the period to which they are applicable. All costs associated with administering the Plan were paid or absorbed by Storer Communications, Inc. (the "Company") in 1994 and 1993. However, certain of these costs were paid by the Plan in 1992.

       On December 2, 1992, the Company completed certain transactions which resulted in the division of the Company between its stockholders. The accounts of the Plan participants of the subsidiaries no longer owned by the Company were transferred out of the Plan by the Trustee. The majority of these transfers were completed in 1992.

2.     PLAN DESCRIPTION

       The following is not intended to be a complete description of the Plan. Plan participants should refer to the Plan document and applicable amendments for a complete description of the Plan.

       The Plan is a defined contribution plan qualified under Internal Revenue Code (the "Code") Sections 401(k), 401(a) and 401(m). The Company amended and restated the Plan effective January 1, 1993 to provide generally for the same terms, conditions and benefits as the Comcast Corporation Retirement-Investment Plan (the "Comcast Plan"). Participation in the Plan is open to covered employees who satisfy eligibility requirements as set forth in the Plan document.

       An employee is eligible for participation in the Plan upon completion of one year and one thousand hours of service. Each eligible employee may direct the Company to make contributions of any multiple of 1% between 1% and 17% of their compensation to the Plan, subject to certain limits imposed by the Code. The Company matches 100% of the participant's contribution up to 1% of the participant's compensation, and 50% of the participant's contribution in excess of 1% of the participant's compensation for such payroll period, up to a maximum matching contribution of 3.5% of the participant's compensation. Prior to 1993, an eligible employee could contribute any multiple of 1% between 1% and 10% of his or her compensation, subject to certain limits imposed by the Code, and the Company matched 50% of the participant's contribution, up to a maximum of 4% of the participant's compensation. Each participant has, at all times, a 100% nonforfeitable interest in the participant's contributions and earnings attributable thereto. In addition, effective January 1, 1993, the Company made one-time contributions of approximately $230,000 in cash to purchase 10 shares of Comcast Class A Special Common Stock for the account of each active participant as of that date. These contributions were recorded at the market value of the shares at the date contributed. Thereafter, comparable contributions are made to the accounts of new participants.

STORER COMMUNICATIONS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992 (Continued)

       Contributions by the Company are vested according to the following schedule:

              Years of Service                                 Vested Percentage
              1 year but less than 2 years                             20%
              2 years but less than 3 years                            40
              3 years but less than 4 years                            60
              4 years but less than 5 years                            80
              5 years or more                                         100

       Each participant has the right, in accordance with the provisions of the Plan, to direct the investment by the trustee of all amounts allocated to the separate accounts of the participant under the Plan among any one or more of the investment fund options (see Note 3). The trustee pays
       benefits   and   expenses   upon  the  written   direction  of  the  Plan
       Administrator.

       Nonvested amounts contributed by the Company which are forfeited by participants upon separation from service may be used to reduce the Company's required contributions. Pending application of the forfeitures, the Company may direct the trustee to hold the forfeitures in cash or under investment in a suspense account. If the Plan should terminate with any forfeitures not applied against Company contributions, they will be allocated to current participants in the proportion that each participant's compensation for that Plan year bears to the compensation for all such members for the Plan year.

       Any participant who has a separation from service for any reason except death, disability or attainment of age 65 shall be entitled to receive his vested account balance. Upon death, disability or attainment of age 65, a participant's account becomes fully vested regardless of the service period. If the participant has attained age 65, distribution may begin as soon after the valuation date as is administratively feasible. Otherwise, distribution will start no later than 60 days after the close of the Plan year in which the participant's separation from service occurs, subject to certain deferral rights under the Plan. The distribution alternatives permitted are a lump sum payment, an annuity, installments over a period of time or any combination of the foregoing.

       The Company may terminate or partially terminate the Plan. If the Plan is terminated or partially terminated, or there is a complete discontinuance of contributions by the Company, each affected participant's account balance will become nonforfeitable.

3.     INVESTMENT OPTIONS

       Contributions are invested in accordance with the directions of the participant in one or more of the following funds:

       a. Comcast Stock Fund - The assets of the Comcast Stock Fund, including earnings thereon, are invested in Comcast Corporation Class A and Class A Special Common Stock. Currently, participants may direct investments of new contributions and prior account balances only in Class A Common Stock. The trustee purchases the stock at prevailing rates in the open market, and, in the normal course of business, sells such stock to meet distribution requirements of the Plan. The value of the Comcast Stock Fund fluctuates. This fund was offered to participants beginning January 1, 1993.

       b. Fidelity Magellan Fund - The Fidelity Magellan Fund is a growth fund which seeks long-term capital appreciation by investing in the stocks of both well-known and lesser-known companies with potentially above-average growth potential and a correspondingly higher level of risk. Securities may be of foreign, domestic and multinational companies. The related share price and return will fluctuate.

STORER COMMUNICATIONS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992 (Continued)

       c. Fidelity Balanced Fund - The Fidelity Balanced Fund is a growth and income fund which seeks the highest amount of income possible while preserving capital by investing in investment grade or higher bonds and other high-yielding securities, including common and preferred stocks. At least 25% of the related assets are invested in fixed income senior securities. Dividend amounts will vary and the related share price and return will fluctuate.

       d. Retirement Government Money Market Fund - The Retirement Government Money Market Fund (the "Fund") is a money market fund which seeks as high a level of current income as is consistent with the preservation of capital and liquidity. It invests in obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities. The Fund's yield will fluctuate. While the Fund seeks to maintain a $1.00 share price, there is no assurance that it will be able to do so.

       e. Fidelity U.S. Equity Index Fund - The Fidelity U.S. Equity Index Fund (the "Equity Fund") is a growth and income fund. It seeks investment results that correspond to the total return performance of the S&P 500 Index, which is comprised of common stocks. Dividend amounts will vary and the Equity Fund's share price and return will fluctuate.

       The selection of investments from the options listed above is the sole responsibility of each participant. Each participant assumes all risks connected with any decrease in the market value of any securities in these funds, and such funds are the sole source of payments under the Plan.

4.     INVESTMENTS

       The investments of the Plan consist of the following (The market values used herein do not reflect any changes in price per share subsequent to year-end; number of shares is rounded to the nearest whole share):

                                                                                December 31, 1994
                                                                             Market
                                                              Number of     Value Per                  Market
                                                               Shares         Share        Cost         Value

                  Comcast Stock Fund
                     Comcast Corp. Common Stock:
                     Class A                                     41,723      $15.375     $876,343     $641,484
                     Class A Special (nonvoting)                 23,722       15.688      375,348      372,144
                                                                                          -------      -------
                                                                                        1,251,691    1,013,628

                  Fidelity Magellan Fund                         39,086       66.800    2,667,726    2,610,804
                  Fidelity Balanced Fund                         89,567       12.290    1,157,327    1,100,772
                  Retirement Government Money
                     Market Fund                              3,769,435        1.000    3,766,184    3,769,435
                  Fidelity U.S. Equity Index Fund                41,528       16.910      681,229      702,235
                                                                                          -------      -------
                                                                                       $9,524,157   $9,196,874
                                                                                       ==========   ==========

STORER COMMUNICATIONS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992 (Continued)

                                                                                December 31, 1993
                                                                             Market
                                                              Number of     Value Per                  Market
                                                               Shares         Share        Cost         Value

                  Comcast Stock Fund
                     Comcast Corp. Common Stock:
                     Class A                                     14,066      $36.375     $398,492     $511,667
                     Class A Special (nonvoting)                 11,208       36.000      219,708      403,502
                                                                                          -------      -------
                                                                                          618,200      915,169

                  Fidelity Magellan Fund                         31,935       70.850    2,174,689    2,262,575
                  Fidelity Balanced Fund                         99,919       13.390    1,296,039    1,337,914
                  Retirement Government Money
                     Market Fund                              3,445,407        1.000    3,445,407    3,445,407
                  Fidelity U.S. Equity Index Fund                34,614       17.270      559,084      597,792
                                                                                          -------      -------
                                                                                       $8,093,419   $8,558,857
                                                                                       ==========   ==========

       On December 21, 1993, Comcast Corporation's ("Comcast") board of directors authorized a three-for-two stock split in the form of a 50% stock dividend payable on February 2, 1994 to shareholders of record on January 12, 1994. The dividend was paid in Class A Special Common stock to Comcast's holders of Class A Common and Class A Special Common. The number of shares and market value per share amounts included herein as they relate to the plan year ended December 31, 1993 have not been adjusted to reflect the dividend.

5.     LOANS AND WITHDRAWALS

       Participants may borrow from their Plan account. Loans are subject to the approval of the Plan Administrator in accordance with applicable regulations issued by the Internal Revenue Service ("IRS") and the Department of Labor. In general, the principal amount of the loan to a participant may not be less than $500 and may not exceed the lesser of
       (a) $50,000, reduced by the excess of the highest outstanding balance of loans to the participant from the Plan during the one-year period ending on the day before the date on which the loan was made over the outstanding balance of loans to the participant on the date on which the loan is made or (b) 50% of the participant's nonforfeitable Accrued Benefit on the Valuation Date (as these amounts are defined by the Plan) last preceding the date on which the loan application is received by the Plan Administrator. Prior to January 1, 1993, the minimum loan amount was $1,000. The maximum term of these loans is five years. If a participant terminates for any reason, any outstanding loan balance becomes due and payable. Interest accrues at a rate charged by commercial lenders for comparable loans on the date the loan application is approved.

       Participants may withdraw all or a portion of their benefits derived from salary reduction, rollovers or the nonforfeitable portion of their employer contribution account on account of hardship, as defined by the Plan and applicable IRS regulations. Under these rules, the participant must exhaust the possibilities of all other distributions, loans, etc. available under the Plan and meet certain other requirements. Upon receiving a hardship withdrawal, the participant's elective contributions are suspended for twelve full calendar months.

6.     BENEFITS PAYABLE

       As of December 31, 1994 and 1993, net assets available for Plan benefits included benefits of approximately $64,000 and $65,000, respectively, due to participants who have withdrawn from participation in the Plan.

STORER COMMUNICATIONS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992 (Concluded)

7.     ADMINISTRATION OF THE PLAN

       The Company has the authority to control and manage the operation and administration of the Plan. The Company may delegate all or a portion of the responsibilities of controlling and managing the operation and administration of the Plan to one or more persons.

8.     FEDERAL TAX CONSIDERATIONS

       a. Status of the Plan - The Plan obtained its latest determination letter dated April 27, 1992, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving this determination letter. However, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. A request for an updated determination letter, which considers the 1993 Plan restatement (see Note 2) and all subsequent amendments, has been filed with the IRS.

       b. Impact on Plan Participants - Matching contributions and salary reduction contributions, as well as earnings on Plan assets, are generally not subject to federal income tax until distributed from a qualified plan that meets the requirements of Sections 401(a), 401(k) and 401(m) of the Code.



                                     *****

STORER COMMUNICATIONS RETIREMENT SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1994



                                                                    Market
                                                 Number of         Value Per                           Market
                                                  Shares*            Share            Cost              Value
COMCAST STOCK FUND
     Comcast Corp. Common Stock:
        Class A                                     41,723          $15.375          $876,343         $641,484
        Class A Special (nonvoting)                 23,722           15.688           375,348          372,144
                                                                                    ---------        ---------
                                                                                    1,251,691        1,013,628

FIDELITY MAGELLAN FUND                              39,086           66.800         2,667,726        2,610,804

FIDELITY BALANCED FUND                              89,567           12.290         1,157,327        1,100,772

RETIREMENT GOVERNMENT
     MONEY MARKET FUND                           3,769,435            1.000         3,766,184        3,769,435

FIDELITY U.S. EQUITY INDEX FUND                     41,528           16.910           681,229          702,235

LOANS TO PARTICIPANTS
     (Interest rates from 7.0% to 9.5%;
     maturities from 1995 to 1999)                                                    462,080          462,080
                                                                                    ---------        ---------
                                                                                   $9,986,237       $9,658,954
                                                                                   ==========       ==========


* Number of shares is rounded to the nearest whole share.

STORER COMMUNICATIONS RETIREMENT SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1994



                                                                    Selling          Cost of
Description                                                          Price            Asset           Net Gain
PURCHASES

Comcast Stock Fund                                                                   $765,637
Fidelity Magellan Fund                                                              1,047,600
Fidelity Balanced Fund                                                                473,258
Retirement Government Money Market Fund                                             1,078,049
Fidelity U.S. Equity Index Fund                                                       304,019

SALES

Comcast Stock Fund                                                 $112,540           $83,860          $28,680
Fidelity Magellan Fund                                              557,047           554,947            2,100
Fidelity Balanced Fund                                              614,495           612,115            2,380
Retirement Government Money Market Fund                             758,663           758,663
Fidelity U.S. Equity Index Fund                                     186,512           181,857            4,655

INDEPENDENT AUDITORS' CONSENT

Weconsent to the incorporation by reference in Registration Statement No. 33-54365 of Comcast Corporation on Form S-8 of our reports dated February 21, 1995 and June 7, 1995 appearing in the Annual Report on Form 10-K of Comcast Corporation for the year ended December 31, 1994 and in the Annual Report on Form 11-K of Comcast Corporation for the Storer Communications Retirement Savings Plan for the year ended December 31, 1994, respectively.




/s/ DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
June 29, 1995

                                   SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                           THE STORER COMMUNICATIONS
                                           RETIREMENT SAVINGS PLAN



                                           By: Comcast Corporation
                                               Plan Administrator



Date: June 28, 1995                        By: /s/ Lawrence S. Smith
                                               Lawrence S. Smith
                                               Senior Vice President,
                                               Accounting and Administration